                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

October 31, 2013

RICOH                                                           October 31, 2013

                                QUARTERLY REPORT

                       Half year ended September 30, 2013
        (Results for the Period from April 1, 2013 to September 30, 2013)
                      Three months ended September 30, 2013
        (Results for the Period from July 1, 2013 to September 30, 2013)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2012, 2013 and Year ending March 31, 2014 (Forecast)

                                                                                                                 (Billions of yen)
---------------------------------------------------------------------------------------------------------  -----------------------
                                                          Half year ended    Half year ended                Year ending
                                                         September 30, 2012 September 30, 2013             March 31, 2014
                                                              Results            Results       Change         Forecast    Change
---------------------------------------------------------------------------------------------------------  -----------------------
   Domestic sales                                               430.7              443.8          3.0%         923.0        6.0%
   Overseas sales                                               486.7              611.7         25.7%       1,257.0       19.2%
Net sales                                                       917.4            1,055.5         15.1%       2,180.0       13.3%
Gross profit                                                    374.4              430.3         15.0%         896.0       16.6%
Operating income                                                 27.3               45.8         67.4%         140.0      120.7%
Income before income taxes                                       24.4               44.3         81.2%         135.0      132.1%
Net income attributable to Ricoh Company, Ltd.                   11.7               24.7        111.0%          80.0      146.4%
---------------------------------------------------------------------------------------------------------  -----------------------
Exchange rate (Yen/US$)                                         79.43              98.90         19.47         96.95       13.89
Exchange rate (Yen/EURO)                                       100.66             130.10         29.44        127.55       20.47
---------------------------------------------------------------------------------------------------------  -----------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                            16.15              34.08         17.93        110.34       65.56
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                             --                 --            --            --          --
---------------------------------------------------------------------------------------------------------  -----------------------
Cash flows from operating activities                             28.4               28.5           0.1            --          --
Cash flows from investing activities                            -52.6              -40.0          12.5            --          --
Cash flows from financing activities                             -3.3               17.4          20.7            --          --
Cash and cash equivalents at end of period                      122.9              125.2           2.2            --          --
---------------------------------------------------------------------------------------------------------  -----------------------
Capital expenditures                                             41.3               38.1          -3.1          86.0        -0.5
Depreciation for tangible fixed assets                           30.6               35.3           4.6          71.0        10.5
R&D expenditures                                                 54.7               57.6           2.8         117.0         4.9
---------------------------------------------------------------------------------------------------------  -----------------------

---------------------------------------------------------------------------------------------------------
                                                          March 31, 2013    September 30, 2013 Change
---------------------------------------------------------------------------------------------------------
Total assets                                                  2,360.6            2,423.6          62.9
Ricoh Company, Ltd. shareholders' equity                        897.9              947.4          49.4
Interest-bearing debt                                           702.7              735.0          32.3
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)               38.0               39.1           1.1
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)     1,238.55           1,306.80         68.25
---------------------------------------------------------------------------------------------------------

(2) Three months ended September 30, 2012 and 2013

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                         Three months ended Three months ended
                                                         September 30, 2012 September 30, 2013
                                                              Results            Results       Change
---------------------------------------------------------------------------------------------------------
   Domestic sales                                               215.3              226.0          5.0%
   Overseas sales                                               242.7              307.8         26.8%
Net sales                                                       458.0              533.8         16.5%
Gross profit                                                    184.5              216.2         17.2%
Operating income                                                 13.1               26.7        104.4%
Income before income taxes                                       12.2               25.8        111.6%
Net income attributable to Ricoh Company, Ltd.                    5.1               14.5        181.1%
---------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                         78.64              99.01         20.37
Exchange rate (Yen/EURO)                                        98.29             131.15         32.86
---------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                            7.13              20.07         12.94
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                            --                 --            --
---------------------------------------------------------------------------------------------------------
Capital expenditures                                             22.1               19.4          -2.7
Depreciation for tangible fixed assets                           15.9               18.6           2.7
R&D expenditures                                                 27.7               29.5           1.8
---------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2013 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2013 TO SEPTEMBER 30, 2013

(1) Operating Results

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                                                          Half year ended    Half year ended
                                                         September 30, 2012 September 30, 2013
----------------------------------------------------------------------------------------------
Net sales                                                        917,467          1,055,577
   (% change from the previous corresponding period)                -2.3               15.1
Operating income                                                  27,388             45,860
   (% change from the previous corresponding period)                  --               67.4
Income before income taxes                                        24,490             44,383
   (% change from the previous corresponding period)                  --               81.2
Net income attributable to Ricoh Company, Ltd.                    11,713             24,711
   (% change from the previous corresponding period)                  --              111.0
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                               16.15              34.08
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                                --                 --
----------------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen 64,098 million ( - %) (Yen -13,035 million ( - %) in income in previous fiscal year)

(2) Financial Position

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                             March 31, 2013  September 30, 2013
--------------------------------------------------------------------------------
Total assets                                    2,360,697       2,423,617
Total equity                                      958,658       1,010,394
Ricoh Company, Ltd. shareholders' equity          897,996         947,418
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                          38.0            39.1
--------------------------------------------------------------------------------

2.  DIVIDEND INFORMATION

--------------------------------------------------------------------------------
                                                    Year ended    Year ending
                                                  March 31, 2013 March 31, 2014
                                                    (Results)      (Forecast)
--------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)           29.00          33.00
  Interim (yen)                                        12.50          16.50
  Year-end (yen)                                       16.50          16.50
--------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2013 TO MARCH 31, 2014

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                                               Year ending
                                                              March 31, 2014
----------------------------------------------------------------------------
Net sales                                                       2,180,000
Operating income                                                  140,000
Income before income taxes                                        135,000
Net income attributable to Ricoh Company, Ltd.                     80,000
Net income attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                   110.34
----------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Adoption of concise quarterly accounting method or procedure: No

(3) Changes in accounting method: Yes

* For details see "4.Others" on page 5.

(4) Number of common stock outstanding (including treasury stock):

As of  September 30, 2013  744,912,078 shares   As of  March 31, 2013  744,912,078 shares

(5) Number of treasury stock:

As of  September 30, 2013  19,920,207 shares    As of  March 31, 2013  19,875,662 shares

(6) Average number of common stock:

Half year ended  September 30, 2013  725,015,632 shares    Half year ended  September 30, 2012  725,073,617 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first half of fiscal year 2013 (the six months period from April 1, 2013 to September 30, 2013) increased by 15.1% as compared to the previous corresponding period, to Yen 1,055.5 billion. During this period, the average yen exchange rates were Yen 98.90 against the U.S. dollar (down Yen 19.47 from the previous corresponding period) and Yen
130.10 against the Euro (down Yen 29.44 from the previous corresponding period). Net sales would have increased by 1.4% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy showed signs of recovery, with the weakening yen and the increase in stock prices achieved through the economic and monetary policies introduced by the government and the Bank of Japan. However, with the announcement of the increase in consumption tax by the government, the overall economic outlook continues to remain unpredictable. Under such conditions, domestic sales in the Imaging & Solutions segment and the Other segment increased, resulting in overall sales in Japan to increase by 3.0% as compared to the previous corresponding period.

As for the overseas economy, the U.S. economy is continuing to show a modest growth, but there are still concerns on the outlook due to fiscal policy issues and possible scale back of its monetary stimulus. The European economy is showing signs of recovery, but the economy as a whole still remains stagnant. Slowdown in growth is also seen in China and in the rest of the emerging markets within Asia. These economic conditions have affected the overseas sales of Ricoh. Even under such severe situation, the weakening trend of the yen during this half-year contributed to the increase in sales overseas.

As for overseas sales by region, sales in the Americas increased by 22.1% compared to the previous corresponding period (a decrease of 1.9% excluding foreign currency exchange fluctuation), sales in Europe, Middle East and Africa increased by 28.5% (a decrease of 0.4% excluding foreign currency exchange fluctuation). Sales in Other region, which includes China, South East Asia and Oceania, increased by 30.5% (an increase of 8.4%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market increased by 25.7% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have remained flat as compared to the previous corresponding period.

Gross profit increased by 15.0% as compared to the previous corresponding period to Yen 430.3 billion, due to increase in sales and the weakening of the Yen.

Even though group-wide activities to streamline costs have contributed in controlling selling, general and administrative expenses, these expenses have increased by 10.8% as compared to the previous corresponding period to Yen 384.5 billion, due to the weakening of the Yen.

As a result, operating income increased to Yen 45.8 billion.

Other income increased compared to the previous corresponding period due to gain on sale of investment securities. Income before income taxes increased significantly as compared to the previous corresponding period, to Yen 44.3 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by Yen
12.9 billion as compared to the previous corresponding period, to Yen 24.7 billion.

Comprehensive income increased significantly compared to the previous corresponding period, primarily by the increase in consolidated net income and cumulative translation adjustments due to the weakening trend of the yen, to Yen
64.0 billion.

*Conditions by Product Line

Conditions by Product Line for half year ended September 30, 2013 are as follows;

Imaging & Solutions (Sales up 15.7% to Yen 923.2 billion)
---------------------------------------------------------

     Office Imaging (Sales up 12.5% to Yen 704.7 billion)
     ----------------------------------------------------

     Sales in this category increased by 12.5% as compared to the previous corresponding period, to Yen 704.7 billion. The sales of color MFP products and managed document services (MDS), along with the weakening of the Yen have contributed to the overall increase in sales compared to the previous corresponding period.

     Production Printing (Sales up 22.8% to Yen 85.2 billion)
     -----------------------------------------------------

     Sales in this category increased by 22.8% as compared to the previous corresponding period, to Yen 85.2 billion. The weakening of the Yen, and increase in sales of new products and after-sales service revenue in the overseas market have contributed to the increase in the overall sales during this period.

     Network System Solutions (Sales up 30.7% to Yen 133.2 billion)
     -------------------------------------------------------------

     Sales in this category increased by 30.7% as compared to the previous corresponding period, to Yen 133.2 billion due primarily to the increase in sales of IT services in both the domestic and overseas market.

As a result, sales in the Imaging & Solutions segment increased by 15.7% as compared to the previous corresponding period, to Yen 923.2 billion. Operating income increased by 30.6% as compared to the previous corresponding period, to Yen 77.8 billion due to increase in gross profit achieved by increase in sales and by the weakening of the Yen.

Industrial Products (Sales up 8.8% to Yen 51.5 billion)
-------------------------------------------------------

Sales increases in the Optical Unit business contributed to the increase in the Industrial Products segment by 8.8%, as compared to the previous corresponding period, to Yen 51.5 billion. As a result, the operating income in the Industrial Products segment increased to a total of Yen 2.1 billion (operating loss of Yen
0.6 billion in the previous corresponding period).

Other (Sales up 11.6% to Yen 80.7 billion)
------------------------------------------

Net sales in the Other segment increased by 11.6% as compared to the previous corresponding period, to Yen 80.7 billion due to increase in sales from the digital camera and lease financing business. As a result, the operating loss in the Other segment amounted to Yen 0.4 billion (operating loss of Yen 0.7 billion in the previous corresponding period).

2.  FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, lease receivables increased from the end of the previous fiscal year due to increases in lease contracts. The yen equivalent of foreign-currency-denominated assets increased due to the weakening of the Yen. As a result, total assets increased by Yen 62.9 billion, to Yen 2,423.6 billion as compared to the previous corresponding period.

For Liabilities, accounts payable, accrued pension and severance costs decreased, but interest bearing debt increased. As a result, total liabilities increased by Yen 11.1 billion, to Yen 1,413.2 billion as compared to the previous corresponding period.

For Total Equity, accumulated other comprehensive loss decreased due primarily to the increase of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, total Equity increased by Yen 51.7 billion from the end of the previous fiscal year, to Yen 1,010.3 billion.

*Cash Flows (Half year ended September 30, 2013)

Even though finance receivables increased compared to the previous corresponding period, net cash provided by operating activities in this period increased by Yen 0.1 billion to Yen 28.5 billion due to increase in net income before taxes.

Net cash used in investing activities in this period decreased by Yen 12.5 billion as compared to the previous corresponding period, to Yen 40.0 billion.

As a result, free cash outflows generated by operating and investing activities decreased by Yen 12.6 billion, compared to the previous corresponding period, to Yen 11.4 billion.

Net cash provided by financing activities in this period increased by Yen 20.7 billion as compared to the previous corresponding period, to Yen 17.4 billion due primarily to proceeds from interest-bearing debt.

As a result, cash and cash equivalents at the end of this first half increased by Yen 8.2 billion as compared to the end of the previous fiscal year, to Yen
125.2 billion.

3.  FORECAST FOR THE ENTIRE FISCAL YEAR

Based upon the changes in the business environment (i.e. exchange rate fluctuation) along with the second quarter business results, Ricoh will revise its forecast upwards for sales and gross profit from those previously announced in July. Ricoh assumes the exchange rates of Yen 95.00 against the U.S. dollar and of Yen 125.00 against the Euro in and after the third quarter, and has incorporated the actual exchange rates during the first half of fiscal year 2013 in the annual exchange rates assumption. The assumed exchange rates and year-end cash dividends have not changed from our forecast announced in July.

Our performance forecast for fiscal year ending March 31, 2014 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2014
US$ 1 = Yen 96.95 (Yen 83.06 in previous fiscal year)
EURO 1 = Yen 127.55 (Yen 107.08 in previous fiscal year)

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                        Year ending                     Year ended
                                      March 31, 2014                  March 31, 2013
                           Previous Forecast Revised Forecast Change     Results     Change
                                  (A)                (B)       (B-A)       (C)       (B-C)/C
--------------------------------------------------------------------------------------------
  Domestic sales                    888.0            923.0     35.0         870.3     6.0%
  Overseas sales                  1,242.0          1,257.0     15.0       1,054.1    19.2%
Net sales                         2,130.0          2,180.0     50.0       1,924.4    13.3%
Gross profit                        880.0            896.0     16.0         768.6    16.6%
Operating income                    140.0            140.0       --          63.4   120.7%
Income before income taxes          135.0            135.0       --          58.1   132.1%
Net income attributable
  to Ricoh Company, Ltd.             80.0             80.0       --          32.4   146.4%
--------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.  OTHERS

(1)  Changes in significant subsidiaries:

Not applicable

(2)  Adoption of concise quarterly accounting method or procedure:

Not applicable

(3)  Changes in accounting method:

Ricoh adopted retroactively Accounting Standards Update (ASU) 2011-11 and ASU 2013-01 from April 1 2013. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements. ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. These ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

Ricoh adopted ASU 2013-02 from April 1 2013. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU will only impact disclosures and will have no impact on Ricoh's consolidated financial position.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2013   September 30, 2013       Change
--------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                  120,331              128,849              8,518
   Trade receivables                                                       745,470              759,108             13,638
   Inventories                                                             195,367              209,760             14,393
   Other current assets                                                     65,051               60,843             -4,208
Total Current Assets                                                     1,126,219            1,158,560             32,341
Fixed Assets
   Tangible fixed assets                                                   290,875              290,737               -138
   Finance receivables                                                     466,608              493,836             27,228
   Other investments                                                       476,995              480,484              3,489
Total Fixed Assets                                                       1,234,478            1,265,057             30,579
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                             2,360,697            2,423,617             62,920
--------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                               117,051              125,258
   Time deposits                                                             3,280                3,591

Liabilities and Equity                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2013   September 30, 2013       Change
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                          256,538              245,533            -11,005
   Short-term borrowings                                                   226,399              244,488             18,089
   Other current liabilities                                               217,430              223,798              6,368
Total Current Liabilities                                                  700,367              713,819             13,452
Fixed Liabilities
   Long-term indebtedness                                                  476,381              490,606             14,225
   Accrued pension and severance costs                                     164,289              143,079            -21,210
   Other fixed liabilities                                                  61,002               65,719              4,717
Total Fixed Liabilities                                                    701,672              699,404             -2,268
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        1,402,039            1,413,223             11,184
--------------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                            135,364              135,364                 --
   Additional paid-in capital                                              186,083              186,083                 --
   Retained earnings                                                       759,783              772,531             12,748
   Accumulated other comprehensive loss                                   -146,088             -109,361             36,727
   Treasury stock                                                          -37,146              -37,199                -53
Total Ricoh Company, Ltd. shareholders' equity                             897,996              947,418             49,422
Noncontrolling interests                                                    60,662               62,976              2,314
--------------------------------------------------------------------------------------------------------------------------
Total Equity                                                               958,658            1,010,394             51,736
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                             2,360,697            2,423,617             62,920
--------------------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;                               March 31, 2013   September 30, 2013       Change
   Net unrealized holding gains and losses on available-for-sale
     securities                                                              8,665               11,797              3,132
   Pension liability adjustments                                           -64,266              -58,012              6,254
   Net unrealized gains and losses on derivative instruments                  -861                 -444                417
   Cumulative translation adjustments                                      -89,626              -62,702             26,924

                       Reference: Exchange rate                     March 31, 2013   September 30, 2013
                                  US$ 1                                  Yen 94.05            Yen 97.75
                                  EURO 1                                Yen 120.73           Yen 131.87

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME

Half year ended September 30, 2012 and 2013

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2012   September 30, 2013   Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 917,467            1,055,577      138,110     15.1
Cost of sales                                                             543,061              625,187       82,126     15.1
    Percentage of net sales (%)                                              59.2                 59.2
Gross Profit                                                              374,406              430,390       55,984     15.0
    Percentage of net sales (%)                                              40.8                 40.8
Selling, general and administrative expenses                              347,018              384,530       37,512     10.8
    Percentage of net sales (%)                                              37.8                 36.5
Operating income                                                           27,388               45,860       18,472     67.4
    Percentage of net sales (%)                                               3.0                  4.3
Other (income) expenses
  Interest and dividend income                                              1,536                1,130         -406    -26.4
    Percentage of net sales (%)                                               0.2                  0.1
  Interest expense                                                          3,555                3,628           73      2.1
    Percentage of net sales (%)                                               0.4                  0.3
  Gain on sale of investment securities                                        25                2,292        2,267       --
    Percentage of net sales (%)                                               0.0                  0.2
  Other, net                                                                  904                1,271          367     40.6
    Percentage of net sales (%)                                               0.1                  0.1
Income before income taxes,
  equity income and noncontrolling interests                               24,490               44,383       19,893     81.2
    Percentage of net sales (%)                                               2.7                  4.2
Provision for income taxes                                                 10,401               16,813        6,412     61.6
    Percentage of net sales (%)                                               1.2                  1.6
Equity in earnings (losses) of affiliates                                      57                  -35          -92       --
    Percentage of net sales (%)                                               0.0                 -0.0
Net income                                                                 14,146               27,535       13,389     94.6
    Percentage of net sales (%)                                               1.5                  2.6
Net income attributable to noncontrolling interests                         2,433                2,824          391     16.1
    Percentage of net sales (%)                                               0.2                  0.3
Net income attributable to Ricoh Company, Ltd.                             11,713               24,711       12,998    111.0
    Percentage of net sales (%)                                               1.3                  2.3
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate                    September 30, 2012   September 30, 2013
                              US$ 1                                     Yen 79.43            Yen 98.90
                              EURO 1                                   Yen 100.66           Yen 130.10

Three months ended September 30, 2012 and 2013

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2012   September 30, 2013   Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 458,080              533,870       75,790     16.5
Cost of sales                                                             273,572              317,598       44,026     16.1
    Percentage of net sales (%)                                              59.7                 59.5
Gross Profit                                                              184,508              216,272       31,764     17.2
    Percentage of net sales (%)                                              40.3                 40.5
Selling, general and administrative expenses                              171,401              189,481       18,080     10.5
    Percentage of net sales (%)                                              37.4                 35.5
Operating income                                                           13,107               26,791       13,684    104.4
    Percentage of net sales (%)                                               2.9                  5.0
Other (income) expenses
  Interest and dividend income                                                694                  613          -81    -11.7
    Percentage of net sales (%)                                               0.2                  0.1
  Interest expense                                                          2,034                2,213          179      8.8
    Percentage of net sales (%)                                               0.4                  0.4
  Gain on sale of investment securities                                        25                2,150        2,125       --
    Percentage of net sales (%)                                               0.0                  0.4
  Other, net                                                                 -423                1,498        1,921       --
    Percentage of net sales (%)                                              -0.0                  0.3
Income before income taxes,
  equity income and noncontrolling interests                               12,215               25,843       13,628    111.6
    Percentage of net sales (%)                                               2.7                  4.8
Provision for income taxes                                                  5,732                9,836        4,104     71.6
    Percentage of net sales (%)                                               1.3                  1.8
Equity in earnings of affiliates                                               16                  -18          -34       --
    Percentage of net sales (%)                                               0.0                 -0.0
Net income                                                                  6,499               15,989        9,490    146.0
    Percentage of net sales (%)                                               1.4                  3.0
Net income attributable to noncontrolling interests                         1,323                1,437          114      8.6
    Percentage of net sales (%)                                               0.3                  0.3
Net income attributable to Ricoh Company, Ltd.                              5,176               14,552        9,376    181.1
    Percentage of net sales (%)                                               1.1                  2.7
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate                    September 30, 2012   September 30, 2013
                              US$ 1                                     Yen 78.64            Yen 99.01
                              EURO 1                                    Yen 98.29           Yen 131.15

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Half year ended September 30, 2012 and 2013                                                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                      Half year ended     Half year ended
                                                                     September 30, 2012  September 30, 2013        Change
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       14,146              27,535             13,389
Other comprehensive income (loss), net of tax
    Net unrealized holding gains and losses on available-for-sale
      securities                                                                 -1,489               3,189              4,678
    Pension liability adjustments                                                 3,448               6,156              2,708
    Net unrealized gains and losses on derivative instruments                      -292                 505                797
    Foreign currency translation adjustments                                    -28,848              26,713             55,561
       Total                                                                    -27,181              36,563             63,744
Comprehensive income (loss)                                                     -13,035              64,098             77,133
Comprehensive income attributable to noncontrolling interests                     2,147               2,660                513
Comprehensive income (loss) attributable to Ricoh Company, Ltd.                 -15,182              61,438             76,620

                        Reference : Exchange rate                    September 30, 2012  September 30, 2013
                                    US$ 1                                     Yen 79.43           Yen 98.90
                                    EURO 1                                   Yen 100.66          Yen 130.10

Three months ended September 30, 2012 and 2013                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended  Three months ended
                                                                     September 30, 2012  September 30, 2013        Change
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        6,499              15,989              9,490
Other comprehensive income (loss), net of tax
    Net unrealized holding gains and losses on available-for-sale
      securities                                                                   -790               1,239              2,029
    Pension liability adjustments                                                 3,703               6,738              3,035
    Net unrealized gains and losses on derivative instruments                        -3                 106                109
    Foreign currency translation adjustments                                        807               6,047              5,240
       Total                                                                      3,717              14,130             10,413
Comprehensive income                                                             10,216              30,119             19,903
Comprehensive income attributable to noncontrolling interests                     1,299               1,427                128
Comprehensive income attributable to Ricoh Company, Ltd.                          8,917              28,692             19,775

                        Reference : Exchange rate                    September 30, 2012  September 30, 2013
                                    US$ 1                                     Yen 78.64           Yen 99.01
                                    EURO 1                                    Yen 98.29          Yen 131.15

CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2012 and 2013                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2012   September 30, 2013  Change       %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                                          626,280              704,706       78,426      12.5
    Percentage of net sales (%)                                              68.3                 66.8
  Production Printing                                                      69,435               85,275       15,840      22.8
    Percentage of net sales (%)                                               7.6                  8.1
  Network System Solutions                                                101,922              133,236       31,314      30.7
    Percentage of net sales (%)                                              11.1                 12.6
Imaging & Solutions Total                                                 797,637              923,217      125,580      15.7
    Percentage of net sales (%)                                              87.0                 87.5
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        47,437               51,594        4,157       8.8
    Percentage of net sales (%)                                               5.2                  4.9
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      72,393               80,766        8,373      11.6
    Percentage of net sales (%)                                               7.8                  7.6
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               917,467            1,055,577      138,110      15.1
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate                         September 30, 2012   September 30, 2013
                         US$ 1                                          Yen 79.43            Yen 98.90
                         EURO 1                                        Yen 100.66           Yen 130.10

Three months ended September 30, 2012 and 2013                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2012   September 30, 2013  Change       %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                                          304,522              343,678       39,156      12.9
    Percentage of net sales (%)                                              66.5                 64.4
  Production Printing                                                      34,787               44,785        9,998      28.7
    Percentage of net sales (%)                                               7.6                  8.4
  Network System Solutions                                                 57,778               75,203       17,425      30.2
    Percentage of net sales (%)                                              12.6                 14.0
Imaging & Solutions Total                                                 397,087              463,666       66,579      16.8
    Percentage of net sales (%)                                              86.7                 86.8
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        23,917               27,238        3,321      13.9
    Percentage of net sales (%)                                               5.2                  5.1
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      37,076               42,966        5,890      15.9
    Percentage of net sales (%)                                               8.1                  8.1
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               458,080              533,870       75,790      16.5
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate                         September 30, 2012   September 30, 2013
                         US$ 1                                          Yen 78.64            Yen 99.01
                         EURO 1                                         Yen 98.29           Yen 131.15

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Half year ended September 30, 2012 and 2013                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2012   September 30, 2013   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                430,762              443,804       13,042       3.0
    Percentage of net sales (%)                                              47.0                 42.0
[Overseas]                                                                486,705              611,773      125,068      25.7
    Percentage of net sales (%)                                              53.0                 58.0
      The Americas                                                        234,319              286,069       51,750      22.1
        Percentage of net sales (%)                                          25.5                 27.1
      Europe, Middle East and Africa                                      187,163              240,576       53,413      28.5
        Percentage of net sales (%)                                          20.4                 22.8
      Other                                                                65,223               85,128       19,905      30.5
        Percentage of net sales (%)                                           7.1                  8.1
Grand Total                                                               917,467            1,055,577      138,110      15.1
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate                    September 30, 2012   September 30, 2013
                              US$ 1                                     Yen 79.43            Yen 98.90
                              EURO 1                                   Yen 100.66           Yen 130.10

Three months ended September 30, 2012 and 2013                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2012   September 30, 2013   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                215,313              226,028       10,715       5.0
    Percentage of net sales (%)                                              47.0                 42.3
[Overseas]                                                                242,767              307,842       65,075      26.8
    Percentage of net sales (%)                                              53.0                 57.7
      The Americas                                                        116,852              143,555       26,703      22.9
        Percentage of net sales (%)                                          25.5                 26.9
      Europe, Middle East and Africa                                       91,910              119,182       27,272      29.7
        Percentage of net sales (%)                                          20.1                 22.3
      Other                                                                34,005               45,105       11,100      32.6
        Percentage of net sales (%)                                           7.4                  8.5
Grand Total                                                               458,080              533,870       75,790      16.5
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate                    September 30, 2012   September 30, 2013
                              US$ 1                                     Yen 78.64            Yen 99.01
                              EURO 1                                    Yen 98.29           Yen 131.15

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              Half year ended               Half year ended
                                                                             September 30, 2012            September 30, 2013
-----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                          14,146                       27,535
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
      Depreciation and amortization                                                 43,000                       48,173
      Equity in earnings of affiliates, net of dividends received                      -57                           35
      Deferred income taxes                                                           -358                        4,575
      Gain on sale of investment securities                                            -25                       -2,292
      Pension and severance costs, less payments                                    -2,876                      -11,633
      Changes in assets and liabilities--
          Decrease in trade receivables                                             11,496                        5,895
          Increase in inventories                                                   -9,097                       -8,107
          Increase in finance receivables                                          -11,720                      -23,494
          Decrease in trade payables                                               -19,866                      -14,617
          Increase (Decrease) in accrued income taxes and
            accrued expenses and other                                              -2,353                        2,312
      Other, net                                                                     6,174                          186
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                         28,464                       28,568
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                             639                           55
      Expenditures for property, plant and equipment,
      including interest capitalized                                               -41,381                      -38,196
      Expenditures for intangible asset                                             -6,200                       -6,245
      Payments for purchases of available-for-sale securities                          -98                          -36
      Proceeds from sales of available-for-sale securities                              25                        7,031
      Increase in time deposits                                                     -1,000                         -126
      Other, net                                                                    -4,597                       -2,509
-----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            -52,612                      -40,026
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Net repayments of debt with original maturities of three months
        or less                                                                    -34,192                       -7,240
      Proceeds from debt with original maturities of more than three months         89,996                       73,776
      Repayments of debt with original maturities of more than three months        -52,631                      -54,954
      Proceeds from issuance of long-term debt securities                               --                       20,000
      Repayment of long-term debt securities                                            --                       -1,818
      Dividends paid                                                                -6,163                      -11,963
      Payment for purchase of treasury stock                                            -8                          -52
      Other, net                                                                      -381                         -346
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                               -3,379                       17,403
-----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -5,718                        2,262
-----------------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                            -33,245                        8,207
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 156,210                      117,051
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    122,965                      125,258
-----------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

Half year ended September 30, 2012 and 2013

                                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                    Half year ended       Half year ended
                                                                   September 30, 2012    September 30, 2013     Change       %
---------------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                            797,637           923,217             125,580     15.7
       Intersegment                                                           --                --                  --       --
       Total                                                             797,637           923,217             125,580     15.7
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    738,044           845,410             107,366     14.5
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       59,593            77,807              18,214     30.6
       Operating income on sales in Imaging & Solutions (%)                  7.5               8.4
---------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                             47,437            51,594               4,157      8.8
       Intersegment                                                        2,052             2,031                 -21     -1.0
       Total                                                              49,489            53,625               4,136      8.4
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     50,147            51,427               1,280      2.6
---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                  -658             2,198               2,856       --
       Operating income (loss) on sales in Industrial Products (%)          -1.3               4.1
---------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                             72,393            80,766               8,373     11.6
       Intersegment                                                           --                --                  --       --
       Total                                                              72,393            80,766               8,373     11.6
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     73,136            81,264               8,128     11.1
---------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                           -743              -498                 245       --
       Operating loss on sales in Other (%)                                 -1.0              -0.6
---------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                       -2,052            -2,031                  21
       Total                                                              -2,052            -2,031                  21       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                       -2,052            -2,031                  21
       Corporate                                                          30,804            33,647               2,843
       Total                                                              28,752            31,616               2,864       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                        -30,804           -33,647              -2,843       --
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                            917,467         1,055,577             138,110     15.1
       Intersegment                                                           --                --                  --       --
       Total                                                             917,467         1,055,577             138,110     15.1
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    890,079         1,009,717             119,638     13.4
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       27,388            45,860              18,472     67.4
       Operating income on consolidated net sales (%)                        3.0               4.3
---------------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2012 and 2013

                                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended    Three months ended
                                                                   September 30, 2012    September 30, 2013     Change       %
---------------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                            397,087              463,666           66,579     16.8
       Intersegment                                                           --                   --               --       --
       Total                                                             397,087              463,666           66,579     16.8
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    368,236              420,582           52,346     14.2
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       28,851               43,084           14,233     49.3
       Operating income on sales in Imaging & Solutions (%)                  7.3                  9.3
---------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                             23,917               27,238            3,321     13.9
       Intersegment                                                        1,064                1,062               -2     -0.2
       Total                                                              24,981               28,300            3,319     13.3
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     25,221               26,973            1,752      6.9
---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                  -240                1,327            1,567       --
       Operating income (loss) on sales in Industrial Products (%)          -1.0                  4.7
---------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                             37,076               42,966            5,890     15.9
       Intersegment                                                           --                   --               --       --
       Total                                                              37,076               42,966            5,890     15.9
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     37,515               42,836            5,321     14.2
---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                  -439                  130              569       --
       Operating income (loss) on sales in Other (%)                        -1.2                  0.3
---------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                       -1,064               -1,062                2
       Total                                                              -1,064               -1,062                2       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                       -1,064               -1,062                2
       Corporate                                                          15,065               17,750            2,685
       Total                                                              14,001               16,688            2,687       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                        -15,065              -17,750           -2,685       --
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                            458,080              533,870           75,790     16.5
       Intersegment                                                           --                   --               --       --
       Total                                                             458,080              533,870           75,790     16.5
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    444,973              507,079           62,106     14.0
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       13,107               26,791           13,684    104.4
       Operating income on consolidated net sales (%)                        2.9                  5.0
---------------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Half year ended September 30, 2012 and 2013                                                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                    Half year ended       Half year ended
                                                                   September 30, 2012    September 30, 2013     Change       %
---------------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                            438,615              451,037           12,422      2.8
       Intersegment                                                      185,972              219,722           33,750     18.1
       Total                                                             624,587              670,759           46,172      7.4
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    611,796              643,438           31,642      5.2
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       12,791               27,321           14,530    113.6
       Operating income on sales in Japan (%)                                2.0                  4.1
---------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                            234,292              286,045           51,753     22.1
       Intersegment                                                        3,500                4,052              552     15.8
       Total                                                             237,792              290,097           52,305     22.0
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    236,277              283,432           47,155     20.0
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        1,515                6,665            5,150    339.9
       Operating income on sales in the Americas (%)                         0.6                  2.3
---------------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                            185,468              239,721           54,253     29.3
       Intersegment                                                          325                  398               73     22.5
       Total                                                             185,793              240,119           54,326     29.2
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    175,106              231,903           56,797     32.4
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       10,687                8,216           -2,471    -23.1
       Operating income on sales in Europe (%)                               5.8                  3.4
---------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                             59,092               78,774           19,682     33.3
       Intersegment                                                       91,763              112,021           20,258     22.1
       Total                                                             150,855              190,795           39,940     26.5
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    145,292              181,934           36,642     25.2
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        5,563                8,861            3,298     59.3
       Operating income on sales in Other (%)                                3.7                  4.6
---------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -281,560             -336,193          -54,633
       Total                                                            -281,560             -336,193          -54,633       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   -278,392             -330,990          -52,598       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                         -3,168               -5,203           -2,035       --
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                            917,467            1,055,577          138,110     15.1
       Intersegment                                                           --                   --               --       --
       Total                                                             917,467            1,055,577          138,110     15.1
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    890,079            1,009,717          119,638     13.4
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       27,388               45,860           18,472     67.4
       Operating income on consolidated net sales (%)                        3.0                  4.3
---------------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2012 and 2013

                                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended    Three months ended
                                                                   September 30, 2012    September 30, 2013     Change       %
---------------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                            219,608              231,324           11,716      5.3
       Intersegment                                                       88,776              111,321           22,545     25.4
       Total                                                             308,384              342,645           34,261     11.1
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    304,141              330,824           26,683      8.8
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        4,243               11,821            7,578    178.6
       Operating income on sales in Japan (%)                                1.4                  3.4
---------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                            116,845              143,537           26,692     22.8
       Intersegment                                                        1,945                2,273              328     16.9
       Total                                                             118,790              145,810           27,020     22.7
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    118,175              140,937           22,762     19.3
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          615                4,873            4,258    692.4
       Operating income on sales in the Americas (%)                         0.5                  3.3
---------------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                             91,099              118,188           27,089     29.7
       Intersegment                                                          153                  221               68     44.4
       Total                                                              91,252              118,409           27,157     29.8
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     86,770              112,624           25,854     29.8
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        4,482                5,785            1,303     29.1
       Operating income on sales in Europe (%)                               4.9                  4.9
---------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                             30,528               40,821           10,293     33.7
       Intersegment                                                       44,929               59,183           14,254     31.7
       Total                                                              75,457              100,004           24,547     32.5
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     72,733               93,789           21,056     28.9
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        2,724                6,215            3,491    128.2
       Operating income on sales in Other (%)                                3.6                  6.2
---------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -135,803             -172,998          -37,195
       Total                                                            -135,803             -172,998          -37,195       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   -136,846             -171,095          -34,249       --
---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                 1,043               -1,903           -2,946       --
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                            458,080              533,870           75,790     16.5
       Intersegment                                                           --                   --               --       --
       Total                                                             458,080              533,870           75,790     16.5
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    444,973              507,079           62,106     14.0
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       13,107               26,791           13,684    104.4
       Operating income on consolidated net sales (%)                        2.9                  5.0
---------------------------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2012 and 2013                                                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                            Half year ended     Half year ended                    Change excluding
                                           September 30, 2012  September 30, 2013  Change     %    exchange impact     %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                  626,280             704,706       78,426   12.5      -20,895       -3.3
    Percentage of net sales (%)                      68.3                66.8
      Domestic                                    235,997             226,133       -9,864   -4.2       -9,864       -4.2
      Overseas                                    390,283             478,573       88,290   22.6      -11,031       -2.8
  Production Printing                              69,435              85,275       15,840   22.8        1,677        2.4
    Percentage of net sales (%)                       7.6                 8.1
      Domestic                                     16,435              15,786         -649   -3.9         -649       -3.9
      Overseas                                     53,000              69,489       16,489   31.1        2,326        4.4
  Network System Solutions                        101,922             133,236       31,314   30.7       26,035       25.5
    Percentage of net sales (%)                      11.1                12.6
      Domestic                                     89,789             107,447       17,658   19.7       17,658       19.7
      Overseas                                     12,133              25,789       13,656  112.6        8,377       69.0
Imaging & Solutions Total                         797,637             923,217      125,580   15.7        6,817        0.9
    Percentage of net sales (%)                      87.0                87.5
  Domestic                                        342,221             349,366        7,145    2.1        7,145        2.1
  Overseas                                        455,416             573,851      118,435   26.0         -328       -0.1
      The Americas                                225,451             276,028       50,577   22.4       -3,743       -1.7
      Europe, Middle East and Africa              177,431             228,959       51,528   29.0         -424       -0.2
      Other                                        52,534              68,864       16,330   31.1        3,839        7.3
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                47,437              51,594        4,157    8.8         -503       -1.1
    Percentage of net sales (%)                       5.2                 4.9
  Domestic                                         24,003              22,905       -1,098   -4.6       -1,098       -4.6
  Overseas                                         23,434              28,689        5,255   22.4          595        2.5
      The Americas                                  6,884               7,691          807   11.7         -704      -10.2
      Europe, Middle East and Africa                6,359               8,194        1,835   28.9          308        4.8
      Other                                        10,191              12,804        2,613   25.6          991        9.7
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                              72,393              80,766        8,373   11.6        6,829        9.4
    Percentage of net sales (%)                       7.8                 7.6
  Domestic                                         64,538              71,533        6,995   10.8        6,995       10.8
  Overseas                                          7,855               9,233        1,378   17.5         -166       -2.1
      The Americas                                  1,984               2,350          366   18.4          -86       -4.3
      Europe, Middle East and Africa                3,373               3,423           50    1.5         -719      -21.3
      Other                                         2,498               3,460          962   38.5          639       25.6
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                       917,467           1,055,577      138,110   15.1       13,143        1.4
    Percentage of net sales (%)                     100.0               100.0
  Domestic                                        430,762             443,804       13,042    3.0       13,042        3.0
    Percentage of net sales (%)                      47.0                42.0
  Overseas                                        486,705             611,773      125,068   25.7          101        0.0
    Percentage of net sales (%)                      53.0                58.0
      The Americas                                234,319             286,069       51,750   22.1       -4,533       -1.9
        Percentage of net sales (%)                  25.5                27.1
      Europe, Middle East and Africa              187,163             240,576       53,413   28.5         -835       -0.4
        Percentage of net sales (%)                  20.4                22.8
      Other                                        65,223              85,128       19,905   30.5        5,469        8.4
        Percentage of net sales (%)                   7.1                 8.1
---------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate   September 30, 2012  September 30, 2013  Change
                           US$ 1                Yen 79.43           Yen 98.90    Yen 19.47
                           EURO 1              Yen 100.66          Yen 130.10    Yen 29.44

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

                                       A1

Three months ended September 30, 2012 and 2013                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                              Three months ended  Three months ended                  Change excluding
                                              September 30, 2012  September 30, 2013  Change    %     exchange impact      %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                     304,522             343,678       39,156   12.9      -13,052        -4.3
    Percentage of net sales (%)                         66.5                64.4
      Domestic                                       111,976             106,145       -5,831   -5.2       -5,831        -5.2
      Overseas                                       192,546             237,533       44,987   23.4       -7,221        -3.8
  Production Printing                                 34,787              44,785        9,998   28.7        2,161         6.2
    Percentage of net sales (%)                          7.6                 8.4
      Domestic                                         8,179               8,287          108    1.3          108         1.3
      Overseas                                        26,608              36,498        9,890   37.2        2,053         7.7
  Network System Solutions                            57,778              75,203       17,425   30.2       14,435        25.0
    Percentage of net sales (%)                         12.6                14.0
      Domestic                                        50,338              61,116       10,778   21.4       10,778        21.4
      Overseas                                         7,440              14,087        6,647   89.3        3,657        49.2
Imaging & Solutions Total                            397,087             463,666       66,579   16.8        3,544         0.9
    Percentage of net sales (%)                         86.7                86.8
  Domestic                                           170,493             175,548        5,055    3.0        5,055         3.0
  Overseas                                           226,594             288,118       61,524   27.2       -1,511        -0.7
      The Americas                                   112,463             138,436       25,973   23.1       -2,508        -2.2
      Europe, Middle East and Africa                  87,152             113,497       26,345   30.2       -2,195        -2.5
      Other                                           26,979              36,185        9,206   34.1        3,192        11.8
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                   23,917              27,238        3,321   13.9          754         3.2
    Percentage of net sales (%)                          5.2                 5.1
  Domestic                                            11,964              12,246          282    2.4          282         2.4
  Overseas                                            11,953              14,992        3,039   25.4          472         3.9
      The Americas                                     3,428               3,961          533   15.5         -278        -8.1
      Europe, Middle East and Africa                   3,020               4,080        1,060   35.1          228         7.5
      Other                                            5,505               6,951        1,446   26.3          522         9.5
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                 37,076              42,966        5,890   15.9        5,079        13.7
    Percentage of net sales (%)                          8.1                 8.1
  Domestic                                            32,856              38,234        5,378   16.4        5,378        16.4
  Overseas                                             4,220               4,732          512   12.1         -299        -7.1
      The Americas                                       961               1,158          197   20.5          -34        -3.5
      Europe, Middle East and Africa                   1,738               1,605         -133   -7.7         -539       -31.0
      Other                                            1,521               1,969          448   29.5          274        18.0
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                          458,080             533,870       75,790   16.5        9,377         2.0
    Percentage of net sales (%)                        100.0               100.0
  Domestic                                           215,313             226,028       10,715    5.0       10,715         5.0
    Percentage of net sales (%)                         47.0                42.3
  Overseas                                           242,767             307,842       65,075   26.8       -1,338        -0.6
    Percentage of net sales (%)                         53.0                57.7
      The Americas                                   116,852             143,555       26,703   22.9       -2,820        -2.4
        Percentage of net sales (%)                     25.5                26.9
      Europe, Middle East and Africa                  91,910             119,182       27,272   29.7       -2,506        -2.7
        Percentage of net sales (%)                     20.1                22.3
      Other                                           34,005              45,105       11,100   32.6        3,988        11.7
        Percentage of net sales (%)                      7.4                 8.5
-------------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate      September 30, 2012  September 30, 2013  Change
                           US$ 1                   Yen 78.64           Yen 99.01    Yen 20.37
                           EURO 1                  Yen 98.29          Yen 131.15    Yen 32.86

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

                                       A2

2.  FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                Half year ended        Half year ending         Year ending
                                                Sept. 30, 2013  Change  March 31, 2014  Change March 31, 2014 Change
                                                    Results        %       Forecast        %      Forecast       %
---------------------------------------------------------------------------------------------------------------------
Net sales                                           1,055.5       15.1      1,124.5       11.7     2,180.0       13.3
Gross profit                                          430.3       15.0        465.7       18.1       896.0       16.6
Operating income                                       45.8       67.4         94.2      161.3       140.0      120.7
Income before income taxes                             44.3       81.2         90.7      169.3       135.0      132.1
Net income attributable to
  Ricoh Company, Ltd.                                  24.7      111.0         55.3      166.5        80.0      146.4
---------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                  34.08         --        76.26         --      110.34         --
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                   --         --           --         --          --         --
---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                   38.1                    47.9                   86.0
Depreciation for tangible fixed assets                 35.3                    35.7                   71.0
R&D expenditures                                       57.6                    59.4                  117.0
---------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                               98.90                   95.00                  96.95
Exchange rate (Yen/EURO)                             130.10                  125.00                 127.55
---------------------------------------------------------------------------------------------------------------------

3.  FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                        (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                           Half year ending March 31, 2014               Year ending March 31, 2014
                                           -------------------------------               --------------------------
                                                  Change                 Change              Change                 Change
                                       Forecast     %      Forecast(*)     %      Forecast     %      Forecast(*)     %
--------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                          757.5      7.7        714.5       1.6    1,462.2     10.0      1,319.9      -0.7
       Domestic                           252.2      1.1        252.2       1.1      478.3     -1.5        478.3      -1.5
       Overseas                           505.3     11.3        462.3       1.9      983.9     16.6        841.6      -0.3
  Production Printing                      93.4     20.4         87.0      12.1      178.7     21.5        158.1       7.5
       Domestic                            18.3     11.3         18.3      11.3       34.1      3.7         34.1       3.7
       Overseas                            75.1     22.8         68.7      12.3      144.6     26.6        124.0       8.6
  Network System Solutions                146.6     37.2        144.2      35.0      279.8     34.1        272.2      30.4
       Domestic                           119.5     36.4        119.5      36.4      226.9     28.0        226.9      28.0
       Overseas                            27.1     40.8         24.7      28.4       52.9     68.6         45.2      44.1
Imaging & Solutions Total                 997.5     12.4        945.7       6.5    1,920.7     14.0      1,750.1       3.8
  Domestic                                390.0     10.3        390.0      10.3      739.3      6.3        739.3       6.3
  Overseas                                607.5     13.7        555.7       4.0    1,181.4     19.4      1,010.8       2.1
      The Americas                        286.7     13.5        262.7       4.0      562.7     17.7        484.4       1.3
      Europe, Middle East and Africa      249.4     11.3        227.5       1.6      478.4     19.2        404.5       0.8
      Other                                71.4     24.1         65.5      13.9      140.3     27.4        121.9      10.7
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        49.3      8.0         46.7       2.3      100.9      8.4         93.6       0.6
  Domestic                                 20.9      1.7         20.9       1.7       43.8     -1.7         43.8      -1.7
  Overseas                                 28.4     13.2         25.8       2.8       57.1     17.6         49.8       2.7
      The Americas                          8.3     13.6          7.6       4.0       16.0     12.7         13.8      -2.9
      Europe, Middle East and Africa        7.6     10.9          6.9       0.7       15.8     19.5         13.5       2.7
      Other                                12.5     14.3         11.3       3.3       25.3     19.8         22.5       6.4
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                      77.7      5.5         76.8       4.3      158.4      8.5        156.0       6.9
  Domestic                                 68.3      4.2         68.3       4.2      139.8      7.5        139.8       7.5
  Overseas                                  9.4     16.7          8.5       5.5       18.6     17.1         16.2       1.7
      The Americas                          2.7     17.6          2.4       4.6        5.0     18.0          4.3       0.4
      Europe, Middle East and Africa        4.2     13.6          3.8       2.8        7.6      7.8          6.5      -8.7
      Other                                 2.5     21.0          2.3      11.3        6.0     30.6          5.4      19.1
--------------------------------------------------------------------------------------------------------------------------
Grand Total                             1,124.5     11.7      1,069.2       6.2    2,180.0     13.3      1,999.7       3.9
  Domestic                                479.2      9.0        479.2       9.0      923.0      6.0        923.0       6.0
  Overseas                                645.3     13.7        590.0       4.0    1,257.0     19.2      1,076.7       2.1
      The Americas                        297.7     13.5        272.7       4.0      583.7     17.5        502.4       1.2
      Europe, Middle East and Africa      261.2     11.3        238.2       1.5      501.8     19.0        424.5       0.6
      Other                                86.4     22.5         79.1      12.1      171.5     26.4        149.8      10.4
--------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A3